Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Nerdy Strengthens Leadership Team with Key Executive Appointments

Karthik Anbalagan Appointed Chief Audience Officer, Craig Pape Named Chief Marketplace Operations Officer

(May 25, 2021) – Nerdy, the parent company of Varsity Tutors and a leading curated direct-to-consumer platform for live online learning, today announced that Karthik Anbalagan and Craig Pape have joined the company as Chief Audience Officer and Chief Marketplace Operations Officer, respectively. The hiring of these two executives adds deep experience in operations and technology, including more than 30 years of experience at Amazon, and will further strengthen Nerdy’s ability to build scalable systems and processes that support long-term growth as the online learning platform continues to rapidly scale.

“As the demand for online learning grows, Nerdy continues to add leaders with the experience and capabilities to build the online learning platform of the future,” said Chuck Cohn, Founder, Chairman and Chief Executive Officer of Nerdy. “Both Karthik and Craig bring a tremendous depth and breadth of experience across operations, technology, and product development to Nerdy’s leadership team. I look forward to incorporating their insights into our business and benefitting from their deep experience scaling consumer-facing businesses using technology as we continue to transform the way in which people learn.”

As Chief Audience Officer, Mr. Anbalagan will capitalize on Nerdy’s expansive and integrated data set to drive the algorithms powering personalized learning experiences and help to define and develop new pathways that meet the needs of the growing legions of online learners, in addition to other operating responsibilities. This specific role will be focused on better personalizing all aspects of the customer journey for various audience segments in pursuit of the company’s bold ambition of one day building 100 $100M businesses. He joins Nerdy from Amazon, where he spent over a decade in various management and leadership roles, most recently as Director, New Innovation Programs for Amazon Fashion where he led the development of novel customer experiences including made-on-demand and made-to-measure clothing. His prior roles included building and launching the Amazon Treasure Truck and leading the Kindle Book Store globally. Prior to Amazon, Karthik spent seven years at Microsoft helping to lead feature development in Windows and Windows Live.

“As an advocate of lifelong learning, the opportunity to join Nerdy at such an important inflection point in its development is incredibly exciting,” said Karthik Anbalagan. “I am a builder at heart and couldn’t be more eager to help Nerdy continue to build its platform by developing more personalized experiences with new and existing audiences and learning formats. This work will support the strong momentum the company is already experiencing and create future vectors of growth.”

As Chief Marketplace Operations Officer, Mr. Pape will lead sourcing and engagement of Nerdy’s vast online network of Experts. He also joins Nerdy from Amazon, where he spent more than 21 years in a range of general management positions. Most recently, Mr. Pape served as Director of Executive Recruiting, helping to lead executive hiring efforts across the company. Previously, he founded Amazon’s Consumables Private Brands business as employee #1 and held various senior leadership roles in Amazon’s Music division, including owning relationships with artists and record labels.

“Joining Nerdy presents a rare opportunity to fundamentally change people’s lives for the better,” said Craig Pape. “No company in the country offers this kind of highly quality live learning delivered at scale. There’s still enormous space to grow. I look forward to welcoming even more Experts onto Nerdy’s transformational online learning platform.”

Nerdy recently announced record first quarter 2021 results, including 100% online revenue growth, doubling year-over-year, and 50% year-over-year total revenue growth. The company experienced strong engagement on its platform with 67% Active Learner growth year-over-year and 186% online paid session growth year-over-year. In January 2021, Nerdy agreed to a business combination with TPG Pace Tech Opportunities (NYSE: PACE), a publicly traded special purpose acquisition company associated with global private equity firm TPG. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. For more information, please visit the Nerdy investor relations website https://www.nerdy.com/investors to view the first quarter 2021 shareholder letter.

About Nerdy

Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/.

No offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination between Nerdy and TPG Pace Tech Opportunities Corp. (“TPG Pace”) or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 19, 2021 (the “Registration Statement”). Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forwardlooking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information About the Business Combination and Where to Find it

A full description of the terms of the proposed business combination has been provided in the Registration Statement, which includes a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Contacts

Nerdy

press@nerdy.com

ICR for Nerdy

Nerdy@icrinc.com